Exhibit 99.17
Adevinta ASA (ADE) – Allocation of shares to primary insiders
Oslo, 14 November 2019
Reference is made to the previous stock exchange announcement on 14 November 2019 regarding the final result of the rights issue in Adevinta ASA (the "Company").
The Company's primary insiders have been allocated 2,818,716 new shares at a subscription price of NOK 0.20 per share in the rights issue. An overview of the new shares allocated to the Company's primary insiders, including their total holdings of shares in the Company following the issuance of new shares is attached to this stock exchange announcement.

This information is subject to disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.

IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Attachment to Stock Exchange Announcement 14 November 2019
Allocation of new shares to primary insiders

Name	Allocated new shares	Total holding of shares*
Schibsted ASA	2,470,398	406,050,523
Blommenholm Industrier AS	348,007	53,874,145
Orla Noonan	30	5,030
Rolv Erik Ryssdal	251	129,502
Renaud Bruyeron	23	1,942
Mari Vonen	4	902
Per Edström	3	543

*) Total holdings of shares after the issuanse of new shares in the rights issue